Exhibit 11

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

We consent to the inclusion in this annual report on Form 40-F of New Gold, Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with, and to the use of information derived from, the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada” dated March 23, 2015; the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California, USA” dated February 28, 2014; the technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010, and amended March 22, 2010; the technical report entitled “Technical Report on the Peak Gold Mines, New South Wales, Australia” dated March 25, 2013; and the technical report entitled “Technical Report on the El Morro Project, Region III, Chile” dated March 23, 2012, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2014, and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2015

ROSCOE POSTLE ASSOCIATES INC.

/s/ Deborah A. McCombe
Name:	Deborah A. McCombe, P.Geo.

RPA Inc. 55 University Ave. Suite 501 l Toronto, ON, Canada M5J 2H7 l T +1 (416) 947 0907

www.rpacan.com